

June 26, 2018

Xiangdong Guo
Deputy General Manager and Company Secretary
Guangshen Railway Company Limited
No. 1052 Heping Road
Luohu District
Shenzhen
People's Republic of China
518010

> **Re: Guangshen Railway Company Limited**
> **Form 20-F for the Year Ended December 31, 2017**
> **Filed April 26, 2018**
> **File No. 001-14362**

Dear Mr. Guo:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2017

Note 6 - Fixed Assets, page F-42

1. We note your disclosure here that at 31 December 2017, the ownership certificates of certain buildings with a carrying value of approximately RMB 1,858,288,000 (2016: RMB1,819,505,000) had not been obtained. We also note that after consultation made with your legal counsel, the directors consider that there is no legal restriction to apply for and obtain the ownership certificates of such buildings and it should not lead to any significant adverse impact on your operations.

We also note your disclosure in note 8 that at 31 December 2017, land use right certificates of certain pieces of land with an aggregate carrying value of approximately RMB1,318,686,000 (2016: RMB936,304,000) had not been obtained.

If there is no legal restriction to apply for and obtain the ownership/right certificates, please tell us why you have not done so. Also tell us what risk, if any, exists by not obtaining the ownership/right certificates. Finally, please tell us whether you have applied for such certificates for these or other buildings/land use rights in the past and, if so, what the outcomes have been.

Notes to the financial statements
Note 18 - Trade Receivables, page F-56

2.   We note your disclosure that at 31 December 2017, trade receivables of approximately RMB1,343,182,000 (2016: RMB847,085,000) were past due but not impaired. Based on the aging table provided, these receivables relate to transportation provided one to four years ago and the past due amounts have increased since 2016. You state there "had" been continuous businesses transactions carried out with these customers and there "was" continuous repayment made and no history of default. Please clarify this statement for us to explain whether these customers continue to pay these past due amounts and tell us how much of the 31 December 2017 past due balance has been collected to date.

Please also tell us how you determined your impairment provision and why you believe it to be sufficient given the significant past due amounts. In this regard, we note your accounting policy for trade receivables in critical accounting policies and estimates on page 40 states a provision for impairment of receivables is established when, among other reasons, there is a "delinquency in interest or principal payments." Please tell us how your provision complies with this accounting policy.

Finally, tell us why you believe it is appropriate to classify such amounts as current assets on your balance sheet.

 In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

 You may contact Amy Geddes at 202-551-3304 or Lyn Shenk at 202-551-3380 with any questions.

Division of Corporation Finance
Office of Transportation and Leisure